UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer
Pursuant To Rule 13a-16 Or 15d-16 Of
The Securities Exchange Act Of 1934

For the month of April 2015

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.
(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47
Bogotá D.C., Colombia
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM

1	Notice regarding General Meeting of Bondholders called by Fiduciaria Fiducor S.A.

GRUPO AVAL ACCIONES Y VALORES S.A. (“Grupo Aval”) informs that a General Meeting of Bondholders has been called by FIDUCIARIA FIDUCOR S.A. acting in its capacity as legal representative of the holders of bonds issued by Grupo Aval described below:

OUTSTANDING THIRD AND FOURTH ISSUANCES

Issuance	Type of Security	Year of Issuance	Value (in COP)
Third Issuance	Ordinary Bond	2005	$100,000,000,000
Fourth Issuance	Ordinary Bond	2009	$518,750,000,000

Issuance	Series	Maturity Date
Third Issuance	A10	10/26/2015
Fourth Issuance	A7	12/03/2016
Fourth Issuance	A10	12/03/2019
Fourth Issuance	A15	12/03/2024

FIRST SUMMONING MEETING

The meeting will take place on April 29, 2015 at 9:00 am, in Fiduciaria Fiducor S.A. premises, located at Carrera 7 No. 71-52 (Tower B - 14th Floor) in Bogotá D.C. The agenda for the meeting is the following:

AGENDA

1.	Quorum verification;
2.	Consideration of the agenda;
3.	Appointment of the President and Secretary of the meeting;
4.	Appointment of a committee for the minute approval;
5.	Presentation of a Report by Fiduciaria Fiducor S.A. acting in its capacity as legal representative of ordinary bondholders; and
6.	Replacement of Fiduciaria Fiducor S.A. and appointment of a new bondholder legal representative.

The summoned meeting will have decision-making powers pursuant to the Circular Básica Jurídica (Chapter I, Title I, Part III, numeral 4) issued by the Colombian Financial Superintendency.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 20, 2015

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel